SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the year ended: December 31, 2004

___  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number: 1-9410

COMPUTER TASK GROUP INCORPORATED
401(k) RETIREMENT PLAN
(Full title of the Plan)

COMPUTER TASK GROUP INCORPORATED
(Name of issuer of the securities held pursuant to the Plan)

800 Delaware Avenue
Buffalo, New York 14209
(Address of principal executive office of the issuer)

FINANCIAL STATEMENTS
COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

DECEMBER 31, 2004

with

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

COMPUTER TASK GROUP, INC.
401(k) RETIREMENT PLAN
CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to the Financial Statements	4 - 7

Supplemental Schedule:

Schedule of Assets Held for Investment
Purposes at December 31, 2004	8

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Computer Task Group, Inc.
401(k) Retirement Plan

        We have audited the accompanying statements of net assets available for plan benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the years ended December 31, 2004 and 2003 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buffalo, New York
May 26, 2005

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31,

ASSETS	2003	2002

Investments at market value:
Shares of registered investment companies	$101,025,404	$107,858,242
Commingled funds	9,452,807	-
Employer securities	1,200,192	775,378
Cash and cash equivalents	-	11,032,862
Participant loans	1,262,313	1,423,503
	112,940,716	121,089,985
Receivables:
Employer contributions	8,412	-

Net assets available for plan benefits	$112,949,128	$121,089,985

See accompanying notes.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31,

	2004	2003
Sources of net assets:
Employee contributions	$8,143,092	$8,562,539
Employer contributions	1,665,118	1,906,412
Interest and dividend income	2,595,815	1,874,606
Realized gain on investment transactions	2,651,677	1,497,180
Unrealized gain on investment transactions	6,751,042	17,632,408
Total sources of net assets	21,806,744	31,473,145

Applications of net assets:
Termination benefits and withdrawal payments	29,937,460	15,683,570
Administrative expenses	10,141	11,205
Total applications of net assets	29,947,601	15,694,775

(Decrease) Increase in net assets	(8,140,857)	15,778,370

Net assets available for plan benefits:
Beginning of year	121,089,985	105,311,615

End of year	$112,949,128	$121,089,985

See accompanying notes.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. - DESCRIPTION OF THE PLAN

        The following description of the Computer Task Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        General - The Plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code. The Plan is funded by employee and employer contributions and covers all employees of Computer Task Group, Inc. (CTG) who complete one hour of service. Broker commissions associated with investment transactions are paid by the Plan. The assets of the Plan are maintained in mutual funds, commingled funds and employer stock held by MFS Retirement Services (MFS). Reliance Trust Company is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

        Contributions - The Plan provides for employee pre-tax contributions of 1% to 30% of salary, up to the maximum annual limitations allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company may contribute one-half of each participant's elective contribution, not to exceed 2% of compensation for employees who work at least 1 hour during the Plan year. In addition, the Plan may contribute a discretionary supplemental matching contribution. The supplemental matching contribution is equal to one-half of each participant's elective contribution greater than 4%, but less than 6% of compensation for employees who work at least 1,000 hours during the Plan year, and complete one year of service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.

        Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Participants become 50% vested in employer contributions after three years of service and fully vested after four years of service. Should the Plan be deemed top-heavy, an alternate vesting schedule will apply for those top-heavy years.

        Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

        Forfeitures - Amounts forfeited by participants are used to reduce future employer contributions. For the year ended December 31, 2004, forfeited nonvested accounts totaled $357,775 ($324,881 - 2003).

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. - DESCRIPTION OF THE PLAN (CONTINUED)

        Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

        Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Withdrawals and Distributions - Unless a participant elects otherwise, distributions will be made as soon as practical after a participant's normal retirement date or actual retirement date occurs. The normal retirement date is the date upon which a participant reaches age 65.

        Participants may receive their accumulated vested benefits held by the Plan's trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is in excess of $5,000. If the participant elects to keep their vested interest in the Plan, the participant's account will continue to receive its share of earnings and losses.

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting - The accounts of the Plan are maintained on an accrual basis of accounting.

        Accounting Estimates - The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

        Investment Valuation and Income Recognition - Through April 1, 2004 the Plan's assets were invested in the common stock of Computer Task Group, Inc. and several mutual funds through Fidelity Management Trust Company (Fidelity), the Plan custodian and trustee. Effective April 1, 2004, the Plan switched custodians from Fidelity to MFS Retirement Services (MFS). As of December 31, 2004 the Plan invests principally in various mutual funds, commingled funds and common stock of Computer Task Group, Inc. All investments are presented at market value based upon quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Commingled funds are carried at stated unit value of the funds, which are derived from the fair value of the underlying investments. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

        Payment of Benefits - Benefits are recorded when paid.

        Income Taxes - The Internal Revenue Service has issued a favorable determination letter dated October 11, 2002 on the tax status of the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, income taxes have not been provided for in the accompanying financial statements as applicable federal and state regulations exempt the Plan and related trust fund from such taxes.

NOTE 3. - INVESTMENTS

        The following presents investments that represent 5% or more of the Plan's net assets:

	December 31,
	2004	2003

MFS Moderate Allocation A	$29,471,717	-
MFS Value A	$14,909,829	-
MFS Growth Allocation A	$11,400,711	-
Fidelity Low-Priced Stock	$10,846,705	$8,345,745
MFS Fixed Fund	$9,452,807	-
MFS Research Bond A	$8,037,345	-
Templeton Foreign A	$6,455,158	-
Fidelity Magellan Fund	$-	$27,979,170
Fidelity Growth and Income Fund	$-	$16,096,122
Fidelity Retirement Money Market Fund	$-	$11,032,862
Fidelity Investment Grade Bond Fund	$-	$9,698,198
Fidelity Asset Manager Growth Fund	$-	$9,175,337
Fidelity Balanced Fund	$-	$8,010,736
Fidelity Overseas Fund	$-	$6,209,555

        The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $9,402,719 for the year ended December 31, 2004 ($19,129,588 - 2003) as follows:

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 3. - INVESTMENTS (CONTINUED)

	2004	2003
Shares of registered investment
companies	$9,065,628	$19,054,193

Commingled funds	(450)	-

Employer securities	337,541	75,395

Total appreciation	$9,402,719	$19,129,588

NOTE 4. - PARTY-IN-INTEREST TRANSACTIONS

        For the period January 1, 2004 to April 1, 2004, the Plan investments were shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company was the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. The assets were transferred to MFS on April 1, 2004 who currently holds and manages the funds, therefore these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $10,141 for the year ended December 31, 2004 ($11,205 - 2003). The Plan also invests in CTG, Inc. common stock. CTG, Inc. is the Plan sponsor, and therefore, transactions qualify as party-in-interest. Investment income from investments sponsored by Fidelity Management Trust Company, MFS and CTG, Inc. amounted to $8,488,936 for the year ended December 31, 2004 ($19,810,234 - 2003).

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2004

Identity
of		Fair Market
Issuer	Description of Investment	Value

MFS*	MFS Growth Allocation A	$29,471,717
MFS*	MFS Value A	14,909,829
MFS*	MFS Moderate Allocation A	11,400,711
Fidelity Management Trust Fund	Fidelity Low Priced Stock	10,846,705
MFS*	MFS Fixed Fund	9,452,807
MFS*	MFS Research Bond A	8,037,345
Templeton	Templeton Foreign A	6,455,158
American Funds	American Funds Growth Fund of America	5,250,389
Dreyfus	Dreyfus Basic S&P 500 Index	4,239,805
American Funds	American Funds Amcap	4,007,044
Lords Abbett	Lord Abbett Mid Cap Value A	2,289,617
MFS*	MFS Conservative Allocation A	1,795,009
Frankin	Franklin Small-Mid Cap Growth A	1,337,329
MFS*	MFS Aggressive Growth Allocation A	686,850
Royce	Royce Low Priced Stock	237,643
MFS*	MFS Money Market	60,253
CTG*	CTG Stock Fund	1,200,192
CTG 401(k) Retirement Plan*	Participant Loan Fund	1,262,313

		$112,940,716

*The above named institution is a party-in-interest.

See accompanying notes.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

By: /s/ Peter P. Radetich
Date: June 24, 2005

Name: Peter P. Radetich
Title: Member, Retirement Plan Committee

Exhibit Index

Exhibit No.                      Description

Exhibit 23                         Consent of Freed Maxick & Battaglia, CPA's, PC, Independent Auditors